SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2009-2011 Strategic Plan Update

TIM Participações

TIM Brasil: 2008 Turnaround Actions

1

TIM Brasil: TLC Market overview

2

TIM Brasil: Mobile Broadband is a Winning Technology in Brasil

3

TIM Brasil: Drive Fixed - Mobile Convergence Leveraging on Pure Mobile Position

4

TIM Brasil: Strategy – Top Line

5

TIM Brasil: Strategy - Efficiency

6

TIM: 2008 estimates and 2009-2011 targets

7

“Safe Harbor” Statements

Statements in this presentation, as well as oral statements made by the management of TIM Participações S.A. (the “Company”, or “TIM”), that are not historical fact constitute “forward looking statements” that involve factors that could cause the actual results of the Company to differ materially from historical results or from any results expressed or implied by such forward looking statements. The Company cautions users of this presentation not to place undue reliance on forward looking statements, which may be based on assumptions and anticipated events that do not materialize.

Investor Relations	Visit our Website

Avenida das Américas, 3434 - Bloco 01	http://www.timpartri.com.br
6° andar – Barra da Tijuca
22640-102 Rio de Janeiro, RJ
Telefone: (21) 4009-3742 / 4009-3446 / 4009-4017
Fax: (21) 4009-3990

8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 4, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.